REPLICEL LIFE SCIENCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FORM 51-102F1
For the three and nine months ended September 30, 2015

Dated as of November 27, 2015

The following management discussion and analysis of the financial position, results of operations and cash flows of RepliCel Life Sciences Inc. (“the Company”, “RepliCel” or “we”), for the three and nine months ended September 30, 2015 includes information up to and including November 27, 2015 and should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2014, 2013, and 2012.

The financial statements of the Company for the three and nine months ended September 30, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2014 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All amounts included in the financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.  The reader is encouraged to review the Company’s statutory filings on the SEDAR website at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this MD&A that do not relate to present or historical conditions are “forward-looking statements”. Forward-looking statements are projections in respect of future events or the Company’s future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things, include the Company’s:

•	belief that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need;
•	belief that RCT-01 has advantages over current treatments such as the use of non-steroidal anti- inflammatory medication or corticosteroids which are limited in efficacy;
•	plan to initiate a phase 2 dose-finding trial for RCH-01 in 2016;
•	belief that the RCI-02 dermal injector device will have applications in certain other dermatological procedures and design development is expected to be completed in 2015;
•	plans to secure CE mark approval for RCI-02 in 2016;
•	plans to out-license products to licensees in 2016 and beyond;
•	belief as to the potential of the Company’s products;
•	forecasts of expenditures;
•	expectations regarding our ability to raise capital;
•	business outlook;
•	plans and objectives of management for future operations; and
•	anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to, our assumption that there be:

•	no unforeseen changes in the legislative and operating framework for the business of the Company;
•	a stable competitive environment; and
•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks set out in the section entitled “Risks and Uncertainties” commencing on page 15 which may cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the following risks:

•	negative results from the Company’s clinical trials;
•	the effects of government regulation on the Company’s business;
•	the viability and marketability of the Company’s technologies;
•	the development of superior technology by the Company’s competitors;
•	the failure of consumers and the medical community to accept the Company’s technology as safe and effective;
•	risks associated with the Company’s ability to obtain and protect rights to its intellectual property;
•	risks and uncertainties associated with the Company’s ability to raise additional capital; and
•	other factors beyond the Company’s control.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

OVERALL PERFORMANCE

The Company was incorporated under the Ontario Business Corporations Act on April 24, 1967.  On June 22, 2011, the Company continued from Ontario into British Columbia. The Company is a reporting issuer under the securities laws of the Provinces of British Columbia, Alberta and Ontario. The Company is a foreign private issuer in the United States.  The Company’s common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol “RP” and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits.  The diseases currently being addressed are chronic tendinosis, skin aging, and androgenetic alopecia (pattern baldness).  Each disease state is consistent with a deficit of a specific cell type which the Company believes is critical to normal function.  All treatments under development are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles.  These products are built on the Company’s proprietary manufacturing platforms and are covered by issued and filed patents, as well as trade secrets. RepliCel is also developing a programmable injector device designed for dermal injections of cells and various other types of products injected through the skin such as approved dermal filler products.

The Potential of Autologous Cell Therapy

The Company’s treatments use autologous cell therapy (“ACT”), which is one of the most rapidly developing areas of regenerative medicine in the development of novel treatments for numerous human disorders. ACT involves isolating an individual’s own cells from harvested tissues and growing more of those cells, or ‘expanding’ those cells, in controlled conditions in a laboratory. These purified, expanded cells are then reintroduced to the donor to treat a specific condition. The benefits of autologous (derived from the same person) therapy (as compared to heterologous or derived from a different person) includes minimized risks of systemic immunological (anaphylactic) reactions, bio-incompatibility, and disease transmission. Furthermore, the effects of ACT may be longer lasting than pharmacological or surgical interventions.

RCT-01: Treatment for Chronic Tendinosis

Background

Chronic tendinosis refers to a chronic disease of the tendon. It is a function of an imbalance of tendon tissue breakdown and tendon repair initiated first by an injury which does not heal properly. This leads to cycles of compromised repair and subsequent re-injury until such time as there is no healing and a degenerative process has set in. Typically, this chronic condition is linked to aging, overuse, and to general health. The Company believes that the current standard of care is failing to provide a satisfactory solution to this chronic condition.

Treatment

The Company believes that chronic tendon injuries resulting from sports-related or occupational overuse is a significant unmet medical need. Tendons consist of specialized connective tissues that attach muscles to bones, transmitting force and supporting the musculoskeletal system. When mechanical loads exceed the strength of a tendon or tensile range is lost due to aging, micro-tears of the collagen fibres within tendon occur. Once a tendon is injured, healing can occur intrinsically via tenocyte activation within the injured site or extrinsically via recruitment of collagen-producing cells from the surrounding area. Naturally healed tendon does not return to the same physiological state as ‘intact’ tendon, but does allow for normal function. Inadequate rest and improper healing often result in re-injury and rupture.

Current treatments manage pain and facilitate healing processes; however, they do not mediate complete recovery and leave patients demobilized for several months during treatment. The Company believes that improved therapeutic strategies are therefore in considerable demand. The Company’s fibroblast technology for tendinosis, which the Company refers to as RCT-01, has been developed over five years of research, experimentation and trials. RCT-01 is a tissue-engineered product made from a procedure using collagen-producing fibroblasts isolated from non-bulbar dermal sheath (NBDS) cells within the hair follicle that are replicated in culture. These fibroblasts are efficient producers of type I collagen and other proteins and because they are of anagen hair follicle mesenchymal origin, they have the potential to replicate efficiently in culture. The use of these fibroblasts are, therefore, ideal for treating chronic tendon disorders that arise due to either a degeneration of collagen producing cells or a deficit of active collagen producing cells. Because RCT-01 directly provides a source of collagen expressing cells to the site of injury, addressing the underlying cause of tendinosis, the Company believes it has advantages over current treatments such as the use of non-steroidal anti-inflammatory medication or corticosteroids which are limited in efficacy. Another advantage of RCT-01 is the autologous nature of the cellular product, thereby reducing the likelihood of adverse immune reactions upon administration.

Phase 1 Clinical Trial

Phase 1 human pilot clinical trials were conducted by the Company’s collaborative partner, Dr. David Connell, which focused on tendinosis of the Achilles, patellar and lateral elbow (commonly referred to as tennis elbow) using skin tissue derived fibroblasts. In these trials, where 90 patients were injected with cultured, autologous fibroblasts, no adverse events were reported. The Company has expanded on Dr. Connell’s approach by isolating NBDS fibroblasts from the hair follicle that express upwards of five times the amount of type I collagen than fibroblasts derived from skin tissue as pursued by Dr. Connell.

Phase 1/2 Clinical Trial

On December 1, 2014, the Company's Clinical Trial Application to Health Canada for its phase 1/2 clinical trial to test the safety and efficacy of injections of RCT-01 on patients suffering from chronic Achilles tendinosis received a No Objection letter from Health Canada giving the trial clearance to proceed.  The Company announced the launch of this trial in October 2014.

The trial will enroll 28 subjects who have failed traditional tendon treatments and who are otherwise in good health. The mechanics of the Company’s treatment involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp via a single punch biopsy. NBDS cells are isolated from the hair follicle sheath, replicated in a current Good Manufacturing Practices (cGMP) facility and are then reintroduced under ultrasound guidance directly into the area of damaged tendon. The collagen rich fibroblast cells are expected to initiate and complete the healing of the chronically injured tendon. After injections are performed, subjects will return to the clinic for assessments of safety, function and pain, as well as changes in tendon thickness, echotexture, interstitial tears and neovascularity. The primary end point is safety while a secondary end point of efficacy will be measured at six months. The Company will pursue further indications of other tendon populations including patellar tendinosis (jumper’s knee) and lateral and medial epicondylitis (tennis and golfer’s elbow).

Intellectual Property

The Company has developed and filed patent applications relating to compositions, methods and uses of NBDS cells for the treatment and repair of tendons. The Company has also licensed a family of patent applications relating to the compositions and uses of dermally derived cells in the treatment of tendons and ligaments.

RCS-01: Treatment for Aging and Sun Damaged Skin

Background

Skin is considered one of the most prominent indicators of one’s age and health. Maintenance of healthy skin is dictated by intrinsic and extrinsic factors. While intrinsic factors (i.e. chronologic age, sex and genetic makeup) cannot be modified, the adverse effects caused by extrinsic factors such as UV radiation and smoking can be prevented or minimized by lifestyle modification. Although these extrinsic effects can be modulated, the extent to which they can be modified varies significantly among individuals, which largely depends on one’s ability to detoxify and repair such damage.

The dermis and epidermis components of the skin lose thickness with age. Solar radiation, particularly UVA, is known to penetrate deep into the dermal layer, damaging fibroblasts, collagen and other fibroblasts expressed proteins, which are the major cellular components of the dermis. Similarly, there are some studies reporting that air pollutants/nanoparticles may also penetrate transepidermally, negatively impacting the dermal layer. The damages caused by external stimuli include DNA strand breaks and mutations, which, if not repaired properly, can lead to cell death. Similarly, oxidative stress caused by smoking leads to not only damages to DNA but also to other cellular components such as proteins and lipids.

Accumulation of damage to cellular proteins and DNA from years of exposure to extrinsic insults can lead to physiological changes of the skin that are irreversible. Such changes are often associated with a reduction in fibroblast cells, disorganization of collagen fibrils and decreased production of collagen, elastin and other glycoproteins that provide structural support and stability to the extra cellular matrix (“ECM”) network. Such changes to the dermal components are detrimental to maintaining mechanical tensile ability and structural integrity of the skin.

Treatment

The Company’s NBDS-derived fibroblast therapy, which it refers to as RCS-01, provides a promising platform to treat intrinsically and extrinsically aged/damaged skin by providing UV-naïve collagen-producing fibroblast cells directly to the affected area. The Company’s unique manufacturing technology allows for isolation of fibroblasts derived from anagen-hair follicle mesenchymal tissues, which elicit more efficient replication potential in culture. Additionally, the Company’s proprietary culture procedures potentiate these cells to maintain plasticity, allowing the cells to adapt to the microenvironment and respond to the mechanical or surrounding stimuli after injection, leading to robust production of type I collagen and elastin and their proper alignment within the tissue.

On February 23, 2015, the Company filed a clinical trial application to the German Competent Authority, the Paul-Ehrlich-Institute ("PEI"), requesting clearance to initiate a Phase 1 clinical trial for the use of RCS-01 to treat patients with aged and UV-damaged skin. On September 1, 2015, the Company received approval from the PEI and on September 15, 2015 the trial was initiated and patient recruitment began at the IUF Leibniz-Institut für umweltmedizinische Forschung GmbH in Germany.

About the Phase 1 RCS-01 Clinical Trial

The trial is a randomized, double-blind, placebo controlled single-centre, phase 1 study of intradermal injections of RCS-01 in male and female subjects (50 to 65 years old) currently enrolling patients.  The trial is anticipated to include 30 participants (24 treated, 6 placebo), who will receive either an injection of RCS-01 or placebo (on a 4:1 treatment-to-placebo ratio).  The primary purpose of this study is to assess the safety profile of RCS-01 injections compared to placebo injection at 6 and 12 months.  The study will also measure the impact these injections will have on skin markers related to aging through evaluation of gene expression profiles at 3 and 6 months.  16 participants will be biopsied for gene expression of skin aging markers and 12 participants biopsied for histopathology analysis to assess structural characteristics and molecular markers associated with skin aging.  This trial design is intended to deliver biologic data related to how, and the degree in which the product injection improves the fullness of the extracellular matrix supporting the skin. This data will be critical to designing future trials intended to affect the skin's appearance in areas of aesthetic importance.

RCH-01: Treatment for Hair Loss

Background

Androgenetic alopecia (pattern hair loss) can affect up to 70% of men and 40% of women during the course of their lives. Although it is not a disease that causes physical pain, it does cause mental pain. Currently, over $3 billion is spent each year on hair loss treatments that provide limited results. Androgenetic alopecia is largely an inherited disease. It can be inherited by males and females from either the mother’s or father’s side of the family. Women with this trait develop thinning hair, but do not commonly become completely bald.

Androgenetic alopecia is a process by which hair follicles shrink and produce smaller hairs thus reducing hair density. These miniaturized hair fibres have a shorter growth cycle and are structurally smaller. They produce thinner and shorter hair, which results in less scalp coverage. Eventually these follicles can regress to a state where they produce no hair at all.

Treatment

The Company believes its dermal sheath cup (DSC) cell therapy offers several advantages over current hair loss solutions. The current gold standard in hair loss treatment is hair transplant surgery which requires the surgical removal of a prominent band of hair-bearing scalp or multiple micro-biopsies from the back of the head. This band of resected tissue or biopsies are then dissected into hair follicles consisting of one to three hairs which are then implanted into balding areas on the scalp. Often a number of similar procedures are required to achieve the desired result and the patient is limited by the number of hairs that can be redistributed. In contrast, RCH-01 involves the extraction of as few as 20 hair follicles from the back of the patient’s scalp where healthy cycling hair follicles reside. The Company believes these cells are responsible for the continued health of the hair follicle and the normal cycling of the hair fibre. DSC cells are isolated from the hair follicles and are then replicated in culture at a cGMP compliant facility utilizing the Company’s proprietary cellular replication process, and are then reintroduced back into balding areas on a patient’s scalp. The implanted cells are expected to rejuvenate damaged quiescent hair follicles leading to the growth of new healthy hair fibres. The anticipated long-term result of RCH-01 injections is the restoration and maintenance of a patient’s hair.

Phase I Clinical Trial

The primary protocol objective of the study was to assess the local (at treatment sites) safety profile of injections of autologous DSC cells at six months post-injection compared to placebo. Secondary protocol objectives were to assess systemic (overall) safety and efficacy (hair growth at treatment sites) at six months post-injection and local safety at 24 months post-injection. The six-month interim analysis was designed to provide us with safety information to support the regulatory filing for a phase II clinical trial. The six-month interim analysis results support the continued development of DSC cells for the treatment of androgenetic alopecia. Participants of the phase I clinical trial will be followed for five years. The primary objective of the study is to provide long-term safety profile of injections of cultured DSC cells five years after injection compared to control.

Proposed Phase 2 Clinical Trial

The Company expects to file an application to regulators to conduct a phase 2 dose-finding trial for RCH-01 in 2016. The proposed trial will enroll male subjects in good health with mild to moderate androgenetic alopecia. After injections of RCH-01 are performed, subjects will return to the clinic for assessment of total, terminal and vellus hair density and cumulative hair thickness, as well as safety. The primary endpoint of efficacy will be measured at 12 months post final injection.

Collaboration Agreement

The Company has also entered into a Collaboration and Technology Transfer Agreement with Shiseido Company, Limited (“Shiseido”), one of the world’s largest cosmetic companies. Shiseido will work towards establishing a clinical research program in Asia, with the goal of increasing the available human clinical data on RCH-01. Shiseido is responsible for (1) establishing a manufacturing facility, (2) developing the product, (3) seeking, obtaining and maintaining regulatory approval in the Shiseido Territory (as defined in the Agreement) and (4) commercializing the product. The Company anticipates that the companies will continue to collaborate as any new improvements to the RCH-01 technology are developed by either party. This agreement gives Shiseido an exclusive geographic license to use the Company’s RCH-01 hair regeneration technology in Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 billion people.

Intellectual Property

The Company has also filed patents on the use of hair follicle derived stem cells (see EP 1 509 597 B1) entitled “Method for isolating hair follicle mesenchymal stem cells”.  This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss).  Within this portfolio, there are granted patents in Australia (AU 2003246521), Europe (EP1 509 597 B1), the United States (8,431,400) and Japan (2010-274731) which were issued unopposed. In Canada, a notice of allowance has been issued for CPA 2488-057 titled “Hair Follicle Mesenchymal Stem Cells and use thereof”.  Additional related patent applications are also pending in other jurisdictions.

RCI-02: Dermal Injector Device

Background

To support the Company’s RCH-01 and RCS-01 products, the Company is developing a second generation dermal injector device. The RCI-02 Injector, now in production design, will be able to deliver programmable volumes of substances into programed depths to specific layers of the skin in a constant form with minimal pressure or shear stress, ensuring the injected substance is viable and healthy after application. By improving the conditions of substance delivery, the Company improves the chances of success in the treatment of the patient. A significant feature of the new device is the incorporation of a cooling element at the injection site, thus removing the need for an anaesthetic. This is a significant improvement over current syringe-type devices where an anaesthetic is required prior to injection.

The Company believes that this device will have applications in certain other dermatological procedures requiring injections of specific volumes of material at specific depths and as such, will look at licensing opportunities in these areas. In addition to the programmable variables of volume and depth, the device will also have interchangeable heads for different injection procedures (single and multi-needle). The Company expects design development to be completed in 2015 and to secure a CE mark permitting marketing of the device in 2016.

Intellectual Property

The Company has filed patent applications relating to devices for the delivery of therapeutically useful cells, as well as to compositions and methods for repairing tendons.

SELECTED ANNUAL INFORMATION

The following financial data summarizes selected financial data for the Company prepared in accordance with IFRS as issued by the IASB for the three fiscal years ended December 31, 2014, 2013 and 2012.

	Year ended Dec. 31, 2014 (audited)	Year ended Dec. 31, 2013 (audited)	Year ended Dec. 31, 2012 (audited)
Net sales or total revenues	$Nil	$4,120,400	$Nil
Net income (loss) before tax	$(5,198,411)	$383,468	$(3,363,175)
Income tax	$Nil	$412,040	$Nil
Total comprehensive loss	$(5,198,411)	$(28,572)	$(3,363,175)
Basic and diluted loss per share	$(0.10)	$(0.00)	$(0.08)
Loss attributable to owners of the Parent	$(5,198,411)	$(28,572)	$(3,363,175)
Total assets	$2,141,288	$2,052,401	$505,488
Long-term liabilities	$3,633	$208,387	$68,205
Dividends declared	$Nil	$Nil	$Nil

DISCUSSION OF OPERATIONS

Three months ended September 30, 2015 compared to three months ended September 30, 2014

	Three months ended September 30,		Change 2015 to 2014
	2015	2014	Increase/ (Decrease)	Percent Change
Expenses
Research and development	574,265	534,979	39,286	7%
General and administrative	604,098	727,129	(123,031)	(17)%
Other items	5,919	(37,184)	43,103	116%
Total loss	1,184,282	1,224,924	(40,642)	(3)%

There was no revenue from operations for the three months ended September 30, 2015 or 2014.

Research and Development expenses totaled $574,265 for the three months ended September 30, 2015 compared to $534,979 for the three months ended September 30, 2014. Research and development costs have increased as the Company advances into the clinical stage for our RCT-01 and RCS-01 products.

General and administrative expenses totaled $604,098 for the three months ended September 30, 2015 compared to $727,129 for the three months ended September 30, 2014.  The decrease is primarily attributable to a decrease in stock based compensation (2015: $9,922, 2014: $177,292) as no options have been granted in 2015.

Total comprehensive loss for the three months ended September 30, 2015 was $1,184,282 or $0.02 per share on a basic and diluted basis compared to a net loss of $1,224,924 or $0.02 per share on a basic and diluted basis for the three months ended September 30, 2014.

Nine months ended September 30, 2015 compared to nine months ended September 30, 2014

	Nine months ended September 30		Change 2015 to 2014
	2015	2014	Increase/ (Decrease)	Percent Change
Expenses
Research and development	1,667,433	1,361,141	306,292	23%
General and administrative	2,080,742	2,458,564	(377,822)	(15)%
Other items	(4,123)	9,165	(13,288)	(145)%
Total loss	3,744,052	3,828,870	(84,818)	(2)%

The Company had no revenue from operations during the nine months ended September 30, 2015 or 2014.

Research and Development expenses totaled $1,667,433 for the nine months ended September 30, 2015 compared to $1,361,141 for the nine months ended September 30, 2014. Research and development costs have increased as the Company advances into the clinical stage for our RCT-01 and RCS-01 products.

General and administrative expenses totaled $2,080,742 for the nine months ended September 30, 2015 compared to $2,458,564 for the nine months ended September 30, 2014.  The decrease is primarily attributable to a decrease in stock based compensation (2015: $85,593, 2014: $660,260) as no options have been granted in 2015.

We incurred a net loss for the nine months ended September 30, 2015 of $3,744,052 or $0.07 per share on a basic and diluted basis compared to a net loss of $3,828,870 or $0.08 per share on a basic and diluted basis for the nine months ended September 30, 2014.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of our financial results for the eight most recently completed quarters.  The figures for the years ended December 31, 2014 and 2013 are calculated from the Company’s annual consolidated financial statements prepared under IFRS.

	Sept 30, 2015 $	Jun 30, 2015 $	Mar 31, 2015 $	Dec 31, 2014 $	Sept 30, 2014 $	Jun 30, 2014 $	Mar 31, 2014 $	Dec 31, 2013 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net income (loss)	(1,184,282)	(1,361,955)	(1,197,815)	(1,369,541)	(1,224,924)	(1,419,137)	(1,184,809)	(1,041,726)
Basic and diluted earnings (loss) per share	(0.02)	(0.03)	(0.02)	(0.02)	(0.02)	(0.03)	(0.03)	(0.02)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At September 30, 2015, the Company had accumulated $4,120,400 in revenue from its business, had accumulated losses of $19,204,431 since incorporation and expected to incur further losses in the development of its business. All these factors  casts substantial doubt about the Company’s ability to continue as a going concern.  At September 30, 2015, the Company had working capital of $68,504.  Additional working capital will be required for research and development along with general and administrative expenses and to further its business plans. The Company’s financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The Company has financed its operations to date through the issuance of equity.  The continued volatility in the financial equity markets may make it difficult to raise funds by private placements of shares.  There is no assurance that the Company will be successful with its financing ventures.

Operating Activities

During the nine months ended September 30, 2015, $3,518,875 cash was used in operating activities compared to a use of cash of $3,180,798 for the nine months ended September 30, 2014.  The increase in cash used in operating activities was a result of increased spending on clinical trial costs as the Company commences its clinical trial stage for our RCT-01 and RCS-01 products.

Investing Activities

During the nine months ended September 30, 2015, the net cash provided by investing activities was $1,497,808 compared to net cash used in investing activities of $5,788 for the nine months ended September 30, 2014.  Investing activities relate to the redemption of a Guaranteed Investment Certificate and the purchase of equipment.

Financing Activities

During the nine months ended September 30, 2015, we issued 6,575,093 Common Shares at a price of $0.31 per share for gross proceeds of $2,038,279 compared to 5,320,167 Common Shares at a price of $0.75 for gross proceeds of $3,990,125 and 1,508,512 Common Shares at a price of US$0.50 per share for gross proceeds of CAD$834,218 during the nine months ended September 30, 2014. Additional working capital will be required for general and administrative expenses and to further our business plans.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in the auditor’s report on the Company’s annual audited consolidated financial statements for the year ended December 31, 2014, the Company’s auditors included an explanatory paragraph on their report in respect of there being substantial doubt about the Company’s ability to continue as a going concern.

The Company anticipates that it will require a minimum of approximately $5,000,000 to proceed with its plan of operations for the fifteen month period ended December 31, 2016. The Company has no current material commitments for capital expenditures.

The Company does not currently have sufficient capital resources to fund its plan of operations for the next twelve months. Accordingly, the Company plans to raise additional capital through the sale of debt or equity securities or through other forms of financing in order to raise the funds necessary to pursue the Company’s plan of operations. The Company currently does not have any arrangements in place for the completion of any financings and there is no assurance that it will be successful in completing any financings. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is not able to obtain additional financing on a timely basis, it may not be able to pursue its plan of operations or meet its obligations as they come due, and may be forced to scale down, or perhaps even cease, business operations.

OUTSTANDING SHARE DATA

Common Shares Outstanding

Issued and Outstanding – Common Shares	Number of Shares
Balance, December 31, 2014	54,947,288
Shares issued	8,314,093
Balance, November 27, 2015	63,261,381

As of November 27, 2015, there were 63,261,381 common shares issued and outstanding.

As of November 27, 2015, there were stock options entitling the holders to acquire an aggregate of 5,040,000 common shares.

As of November 27, 2015, there were share purchase warrants outstanding entitling the holders to acquire an aggregate of 16,284,148 common shares.

As of November 27, 2015, there were agent’s options outstanding entitling the holders to acquire an aggregate of 890,376 common shares.

RELATED PARTY TRANSACTIONS

As at September 30, 2015, included in the accounts payable and accrued liabilities, were $63,280 (December 31, 2014: $9,127) due to directors and/or officers of the Company and/or companies they control or of which they were significant shareholders for research and development and consulting fees.  The amounts owing are unsecured, non-interest bearing and due on demand.

During the three months ended September 30, 2015 and 2014, the Company had the following related party transactions:

-	Research and development costs totalling $57,000 (September 30, 2014 - $58,486) were paid to companies owned by directors and officers of the Company;
-
The Company considers key management to be the Chief Executive Officer, Chief Financial Officer and executive directors. Salaries totalling $98,750 (September 30, 2014 - $98,750) and stock-based compensation totalling $Nil (September 30, 2014 - $5,299) were paid to key management.

During the nine months ended September 30, 2015 and 2014, the Company had the following related party transactions:

-	Research and development costs totalling $175,352 (September 30, 2014 - $179,010) were paid to companies owned by directors and officers of the Company;
-
The Company considers key management to be the Chief Executive Officer, Chief Financial Officer and executive directors. Salaries totalling $299,750 (September 30, 2014 - $292,500) and stock-based compensation totalling $Nil (September 30, 2014 - $45,986) were paid to key management.

These transactions were in the normal course of operations having been measured at the exchange amount, being the amount established and agreed to by the parties.

OFF BALANCE SHEET ARRANGEMENTS

None.

PROPOSED TRANSACTIONS

None.

EVENTS AFTER THE REPORTING DATE

On October 14, 2015, the Company appointed Mr. Geoff MacKay as a director of the Company. The Company granted Mr. MacKay 150,000 options whereby the options vest over a one year period and are exercisable at $0.36 per share until October 14, 2020.

On November 20, 2015, the Company closed a brokered private placement and issued 1,739,000 Units (each a “Unit”) at a price of $0.31 per Unit for gross proceeds of $539,090.  Each Unit consists of one common share of the Company (each, a “Share”) and one Share purchase warrant, which entitles the holder to purchase one additional Share for a period of two years from the closing of the private placement at a price of $0.40 per Share.  The Company granted the Agents options to purchase an aggregate of 139,120 Units of the Company at a price of $0.31 per Unit for a period of 24 months and paid a cash commission of $43,127.

ESTIMATES AND JUDGEMENTS

RepliCel makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in the Company’s annual audited consolidated financial statements are discussed below:

Share Based Payments and Derivatives Liabilities Related to Equities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 7 of the Company’s annual audited consolidated financial statements.

Similar methodology to the share-based payments is used to determine the fair value of derivative liabilities related to warrants denominated in U.S. dollars.  The assumptions and models used for estimating the fair value for derivative liabilities are disclosed in Note 7 of the Company’s annual audited consolidated financial statements.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 4 of the annual audited consolidated financial statements for the year ended December 31, 2014.

ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2015 or later periods. The following new standards, amendments and interpretations have been adopted in these condensed consolidated interim financial statements.

•	Amendment to IFRS 7, Financial Instruments: Disclosure

Amended standard IFRS 7 Financial Instruments: Disclosures outlines the disclosures required when initially applying IFRS 9 Financial Instruments.  The standard is effective for annual periods beginning on or after January 1, 2015.  The adoption of this standard did not have a material impact on the condensed consolidated interim financial statements.

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is considering the impact from the adoption of this standard.

Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2015. They have not been early adopted in these interim financial statements, are they are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

As at September 30, 2015, the Company’s financial instruments are comprised of cash and cash equivalents, accounts payable and accrued liabilities, and warrants denominated in a foreign currency. The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

• Currency risk;
• Credit risk;
• Liquidity risk; and
• Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At September 30, 2015 the Company held US dollar cash balances of $59,476 (US$44,355) (December 31, 2014: $296,880 or US$255,184). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$595 (US$444) on the cash balance held September 30, 2015.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at September 30, 2015:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$664,501	$664,501

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

RISKS AND UNCERTAINTIES

Risks Relating to the Company’s Business
In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

Our company currently does not generate revenue from its planned operations, and as a result, it faces a high risk of business failure.

The Company has generated $4,120,400 in licensing revenues from its operations to date. This revenue was the payment of an upfront fee of $4,120,400 pursuant to a Collaboration and Technology Transfer Agreement with Shiseido. This revenue was not recurring revenue from its operations and the Company may not obtain similar revenue in the future.

As of September 30, 2015, the Company had accumulated $19,204,431 in losses since inception. The Company’s business is focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging. In order to generate revenues, the Company will incur substantial expenses in the development of its business. The Company therefore expect to incur significant losses in the foreseeable future. The Company recognizes that if it is unable to generate significant revenues from its activities, the Company’s entire business may fail. There is no history upon which to base any assumption as to the likelihood that the Company will be successful in its plan of operation, and the Company can provide no assurance to investors that it will generate operating revenues or achieve profitable operations in the future.

The Company had cash in the amount of $457,445 and working capital of $68,504 as of September 30, 2015 and the Company anticipates that it will require a minimum of approximately $5,000,000 to proceed with its plan of operations for the fifteen month period ended December 31, 2016. In order to fund its plan of operations for the next twelve months, the Company may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to its shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict its operations and liquidity.

Our auditors’ opinion on our December 31, 2014 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

The Company has incurred a net loss of $19,204,431 for the cumulative period from September 7, 2006 (inception) to September 30, 2015. The Company anticipates generating losses for at least the next 12 months. Therefore, there is substantial doubt about its ability to continue operations in the future as a going concern, as described by its auditors with respect to the financial statements for the year ended December 31, 2014. The Company’s financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that the Company cannot continue in existence. The Company’s business operations may fail if its actual cash requirements exceed its estimates and the Company is not able to obtain further financing. If the Company cannot continue as a viable entity, its shareholders may lose some or all of their investment in the Company.

The Company’s business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of its autologous cell therapies.

The Company’s autologous cell therapy technology is at an early stage of development and the Company may not develop a cell replication technology that can be commercialized. The Company is still in the early stages of identifying and conducting research on its technology. The Company’s technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States or other countries. The Company may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for its cell replication technology, or to commercialize it. The Company’s technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. The Company’s technology may fail to provide its intended benefit, or achieve benefits equal to or better than its competitor’s products at the time of testing or production and, if so, its business may fail.

The Company’s clinical trials may fail to produce successful results or could be suspended due to unacceptable safety risks, which could cause its business to fail.

Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement, in part because they may be subject to rigorous regulatory requirements. The Company’s products may fail to achieve necessary safety and efficacy endpoints during clinical trials. The Company believes that its clinical trials will take a substantial period of time to complete. Furthermore, failure can occur at any stage of the trials, and the Company could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: unforeseen safety issues; lack of effectiveness during clinical trials; slower than expected rates of patient recruitment; and inability to monitor patients adequately during or after treatment. In addition, the Company or regulatory officials may suspend the Company’s clinical trials at any time if it appears that the Company is exposing participants to unacceptable health risks. If the Company’s clinical trials fail to produce successful results, or are suspended due to unacceptable safety risks, the Company’s business may fail.

The Company’s success depends on the acceptance of its cell replication technology by the medical community and consumers as a safe and effective solution.

The success of its cell replication technology will depend on its acceptance by potential consumers and the medical community. Because its technology is new in the treatment of functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging, the long term effects of using its new cell replication technology are unknown. The results of short-term clinical trials do not necessarily predict long-term clinical benefit or reveal adverse effects. If results obtained from future commercial experience indicate that its cell replication technology is not as safe or effective as other treatments, adoption of this technology by consumers and the medical community may suffer and its business will be harmed.

The Company faces significant competition and if it is unable to successfully compete, the Company’s business may suffer a material negative impact.

The life sciences industry is highly competitive. The Company anticipates that it will continue to face increased competition as existing companies develop new or improved products and as new companies enter the market with new technologies. Many of its competitors are significantly larger than us and have greater financial, technical, research, marketing, sales, distribution and other resources than us. There can be no assurance that its competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than the products the Company is developing or that such competitors will not succeed in obtaining regulatory approval, or introducing or commercializing any such products, prior to us. Such developments could have a material adverse effect on its business, financial condition and results of operations. Also, even if the Company is able to compete successfully, there can be no assurance that it could do so in a profitable manner.

If the Company is not able to effectively protect its existing intellectual property, the Company’s business may suffer a material negative impact and may fail.

The success of the Company will be dependent on its ability to protect and develop its technology. The Company currently has registered patents for its cell replication technology in Australia, the United States, Japan and the European Union. If the Company is unable to protect its intellectual property, its business may be materially adversely affected. Further, the Company cannot be sure that its activities do not and will not infringe on the intellectual property rights of others. If the Company is compelled to prosecute infringing parties, defend its intellectual property or defend itself from intellectual property claims made by others, it may face significant expense and liability, as well as the diversion of management’s attention from the Company’s business, any of which could negatively impact its business or financial condition.

The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends on many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. The Company’s ability to maintain and solidify its proprietary position for its products will depend on its success in obtaining effective claims and enforcing those claims once granted. The Company’s registered patents and those that may be issued in the future, or those licensed to us, may be challenged, invalidated, unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. The Company also relies on trade secrets to protect some of its technology, especially where it is believed that patent protection is not appropriate or obtainable. However, trade secrets are difficult to maintain. While the Company uses reasonable efforts to protect its trade secrets, its employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose the Company’s proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If the Company’s competitors independently develop equivalent knowledge, methods and know-how, the Company would not be able to assert its trade secrets against them and its business could be harmed.

The successful acquisition and maintenance of patent rights is critical to its business and any failure in this regard could hinder the development and marketing of its technology.

The Company currently has patent applications pending in several other countries around the world. The Company’s pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology. In the past, its patent applications have experienced delays and its patent applications may be delayed in the future. If others file patent applications or obtain patents similar to those the Company has licensed, such patents may restrict the use of its discoveries. The Company cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can it predict the extent to which it may wish or be required to obtain licenses to use such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop its manufacturing and marketing of the affected technology. If the Company becomes involved in patent litigation, it could consume a substantial portion of its resources.

The Company may be subject to changes and uncertainties in laws and government regulations.

The Company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing autologous cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company’s business, or the application of existing laws and regulations to cell replication technology, could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

Risks Relating to the Company’s Management

The Company is dependent on the services of certain key consultants and the loss of any of these key consultants may have a materially adverse effect on the Company.

While engaged in the business of developing a new cell replication technology, the Company’s ability to continue to develop a competitive edge in the marketplace will depend, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and it may not be able to attract and retain such personnel. The Company’s growth has depended, and in the future will continue to depend, on the efforts of its key management consultants. Loss of any of these people would have a material adverse effect on the Company. Currently, the Company does not have key-man life insurance.

Conflicts of interest may arise as a result of the Company’s directors and officers being directors or officers of other life sciences companies.

Certain of the Company’s directors and officers are, or may become, directors or officers of other life sciences companies. While the Company is engaged in the business of developing a new autologous cell replication technology, such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the Company’s best interests and to disclose any interest that they may have in any project or opportunity. If a conflict of interest arises at a meeting of the Company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Company’s directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company’s articles contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them.

The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of its other officers or directors or for any loss, damage or expense incurred by the Company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter its shareholders from suing the Company’s officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

As a majority of the Company’s directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against the Company, directors and officers.

A majority of the Company’s directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States legislation. There is substantial doubt whether an original action based solely upon such civil liabilities could be brought successfully in Canada against any of such persons or the Company.

Risks Relating to the Company’s Common Stock

If the Company’s business is unsuccessful, its shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for its expenses, liabilities or obligations beyond their total original capital contributions, should it suffer a deficiency in funds with which to meet its obligations, the shareholders as a whole may lose their entire investment in the Company.

Trading of the Company’s common shares on the OTCQB (operated by the OTC Markets Group) and the TSX Venture Exchange is limited and sporadic, making it difficult for the Company’s shareholders to sell their shares or liquidate their investments.

The trading price of the Company’s common shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. There can be no assurance that trading prices and price earnings ratios previously experienced by the Company’s common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of the common shares, regardless of the Company’s operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for the Company and a diversion of management’s attention and resources.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share if it issues additional options to any of its officers, directors, employees or consultants.

Because the Company’s success is highly dependent upon its directors, officers and consultants, it has granted, and may again in the future grant, options to some or all of its key officers, directors, employees and consultants to purchase its common shares as non-cash incentives. Options may be granted at exercise prices below that of its common shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the Company’s other shareholders may be diluted.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share if the Company issues additional shares or raises funds through the sale of equity securities.

In the event that the Company is required to issue additional shares in order to raise financing, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. The dilution may result in a decline in the market price of the Company’s shares.

Penny stock rules limit the ability of the Company’s shareholders to sell their stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade its securities.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell the Company’s stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy its common stock, which may limit your ability to buy and sell its stock and have an adverse effect on the market for its shares.

The Company does not intend to pay dividends on any investment in the shares of stock of the Company.

The Company has never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that the Company requires additional funding currently not provided for in its financing plan, its funding sources may prohibit the payment of a dividend. Because the Company does not intend to declare dividends, any gain on an investment in the Company will need to come through an increase in the stock’s price. This may never happen and investors may lose all of their investment in the Company.

OTHER INFORMATION

The Company’s website address is www.replicel.com. Other information relating to the Company may be found on SEDAR at www.sedar.com

BOARD APPROVAL

The board of directors of the Company has approved this MD&A